United States securities and exchange commission logo





                             July 28, 2023

       Jiawen Miao
       Chief Executive Officer
       Harden Technologies Inc.
       Building 8, No. 6 Jingye Road
       Zhongshan City
       PR China 528400

                                                        Re: Harden Technologies
Inc.
                                                            Amendment No. 2 to
Registration Statement on Form F-1
                                                            Filed July 13, 2023
                                                            File No. 333-269755

       Dear Jiawen Miao:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 2 to Form F-1

       Note 3. Short-term Investment, page F-19

   1. We note your disclosure that short-term investments consist of "financial products by
                                                        Industrial Bank," which
according to page F-10, "mainly represents marketable securities with an original
maturity of three months to one year." Please describe in greater detail here, and in your fair
value footnote, the nature and terms of your financial products for the period presented.
If applicable, please tell us your consideration of the information required by ASC
320-10-50. Revise your discussion of liquidity and capital resources on page 61 to expand and
clarify the disclosure of these products comprising your short-term investments.
 Jiawen Miao
Harden Technologies Inc.
July 28, 2023
Page 2

       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or
Robert Littlepage, Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Marion Graham, Staff
Attorney, at (202) 551-6521 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,
FirstName LastNameJiawen Miao
                                                          Division of
Corporation Finance
Comapany NameHarden Technologies Inc.
                                                          Office of Technology
July 28, 2023 Page 2
cc:       Bradley A. Haneberg
FirstName LastName